Filed by Primo Water Corporation

pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: Primo Water Corporation

Commission File No. 001-34850

VIAVID

communications simplified.

PRIMO WATER CORPORATION

Primo Water to Acquire Glacier Water Services Conference Call

October 10, 2016

C O R P O R A T E   P A R T I C I P A N T S

Katie Turner, Investor Relations, ICR Inc.

Billy D. Prim, Chief Executive Officer

Matt Sheehan, President and Chief Operating Officer

Mark Castaneda, Chief Financial Officer

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Mike Grondahl, Northland Securities

Matt Blazei, Lake Street Capital Markets

Kara Anderson, B. Riley & Company

Mike Petusky, Barrington Research

P R E S E N T A T I O N

Operator:

Greetings and welcome to the Primo Water to Acquire Glacier Water Services Inc. Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Ms Katie Turner. Thank you, Ms Turner. You may begin.

Katie Turner:

Good morning. Welcome to the Primo Water to Acquire Glacier Water Services Conference Call and Webcast. I’m joined on the call today by Billy Prim, Chairman and CEO, and Matt Sheehan, President and COO, and Mark Castaneda, CFO.

By now, everyone should have access to the release that went out this morning. The press release, accompanying presentation slides and a webcast of this call are available on the Investor Relations portion of Primo Water’s website at www.primowater.com.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Per Slide 2 in today’s presentation, we’d like to remind everyone that the prepared remarks contain forward-looking statements and Management may make additional forward-looking statements in response to your questions. Forward-looking statements should be considered within the meaning of the applicable securities laws and regulations regarding such statements. Many factors could cause actual results to differ materially from those forward-looking statements and we can give no assurance of their accuracy, and Primo Water assumes no obligation to update them. We encourage participants to carefully read the section on forward-looking statements included in the press release, presentation slides and in all documents that Primo Water files with the SEC.

It’s now my pleasure to turn the call over to Primo Water CEO, Billy Prim.

Billy D. Prim:

Thank you, Katie, and good morning everyone. Thank you for joining us today as we’re excited to share with you the details of our transformative acquisition of Glacier Water. On today’s call I will provide you with an overview of Glacier Water’s business; Matt will cover the compelling strategic rationale for the acquisition and Mark will close with the transaction details. We’ll then open the call up for Q&A. Let’s get started on Slide 5.

We are excited because of five major benefits of this deal. First, this doubles our revenue, income from operations and Adjusted EBITDA while only issuing less than 10% of our diluted share count. Second, this deal diversifies our retailer customer concentration and nearly doubles our locations to 46,000. Third, the similarity of the businesses offers significant synergies and efficiencies. Fourth, the combination offers cross-selling opportunities for our portfolio of products, and lastly, the strong reoccurring cash flows of the combined business will facilitate a rapid debt reduction while allowing us to continue to grow. Matt will go into more detail on each rationale later on.

As you know, Primo’s business strategy is to increase dispenser households which then purchase our trusted water solutions in one of two ways, refill or exchange. In order to have a long-term plan and a consistent blueprint throughout our organization, three years ago we created the Primo Way which you will find on Slide 6. This simple one-page outline of our purpose keeps our team focused on our mission, staying within our values and working on strategies that will help us achieve our vision.

First on our mission, inspiring healthier homes with better water; second, look at our company values. These values we live each and every day and exist in our brand as well. Third, our 2020 vision: this covers several goals as we hoped to achieve by the year ending 2020. Lastly, the six corporate strategies that drive all of our day-to-day decisions in the areas of the business Matt discusses each earnings call.

I’m highlighting the Primo Way as it keeps us focused and guided this acquisition strategy. Rapid growth in our cash flows and our balance sheet flexibility gave us the opportunity to acquire our leading competitor. The Glacier acquisition fits perfectly within our blueprint and we’ll talk about these elements throughout today’s call.

Now, I’d like to give you an overview of Glacier Water business starting on Slide 8.

First as a reminder, we acquired Culligan’s refill business in 2010 and since then have learned this business and understand the reoccurring revenue and cash flows that it can generate. Glacier has many of the components that make it a great addition to Primo. First and foremost, Glacier is the market leader in self-service refill water space with over 20,000 locations. They have an enviable list of retail partners with long-term contracts. They bring tremendous operating scale and expertise. Their flexible machine configurations fit retailer needs and space availability. Lastly, they have an experienced leadership team.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Continuing on Slide 9, Glacier will add significant financial scale to Primo with revenue of $140.6 million and Adjusted EBITDA of $24.3 million for the trailing 12 months ending June 2016.

Moving on to Slide 10, when looking at the sheer scale of Glacier’s retail locations, it highlights the connectivity opportunities we have across the US and Canada. This acquisition fills in location density on the West Coast and in the south southwest which complements our strengths on the eastern half of the US. The combination will put one of our water solutions within minutes of almost all consumers in the US and Canada.

Lastly, there is little to no overlap of machine placement at the same retail creation, creating a nearly fully complementary acquisition.

Turning to Slide 11, in looking at the top of the slide, Glacier has built a broad and diverse list of retail partners. As you can see, their top three retailers make up only 24% of revenues with only one making up more than 10%. On the right you can see the retailer base is across several different channels of trade. The lower part of the slide illustrates the tenure of the retail relationships. The average relationship of their top five retailers is 29 years. Together, we will be the market leader in our categories of bulk water.

I’ll end we have always held a deep amount of respect for the Glacier business and their team and we are very excited to combine forces.

With that overview of Glacier’s business, I’d like to turn the call over to Matt so he can explain in more detail the strategic rationale of the deal.

Matt Sheehan:

Thanks, Billy. Good morning everyone. As Billy mentioned, and shown again on Slide 13, we see five key strategic rationales for this acquisition. I’ll now go through these in a bit more detail.

Turning to Slide 14, we’re acquiring a business with a matching financial profile which doubles the key financial metrics of our current business overnight on a pro forma basis. Using the trailing 12 months as of June 2016, in revenue we are more than doubling this business, moving from approximately $132 million to $273 million. Operating income will move from approximately $7 million to $14 million, and Adjusted EBITDA will increase from approximately $21 million to $45 million. This type of growth gives us tremendous scale from where we are today and will open up opportunities for us from synergies to buying power. More on that in a bit.

As you can see on Slide 15, we are the market leader in dispensers and exchange, and now the growth and scale of the Glacier acquisition will propel us to number one in all categories in which we operate. This not only helps us achieve one piece of our vision; it positions us very well with retailers and allows us to take advantage of the consumer connection.

Lastly, on market leadership, this acquisition continues a string of initiatives we have completed over the past several years to improve and grow our business, such as the DS Services Strategic Alliance and Exchange, quart and telemetry and refill as well as several dispenser initiatives focused on quality, innovation and supply chain. While we do have an enviable list of retail partners, including the majority of stores with Walmart, we were only dominant in the indoor refill space. Indoor refill is certainly an important presence for consumers, however this acquisition allows us to grow in the outdoor space. Through this acquisition we will dominate the refill space inside and outside of retail stores.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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With that scale and market leadership in mind, moving on to Slide 16, this acquisition provides important retailer and financial diversification. This transaction is a major step to a much more diversified retailer base, effectively reducing our retailer concentration almost in half.

Today, as you can see, over 70% of our revenue is with Walmart, Lowe’s Home Improvement and Home Depot, and while we are situated very well with all three retailers, the complimentary nature and diversity of Glacier’s retail partners will be a positive step for our business. These retailers will now represent under 40% of revenue of the combined business. Further, Glacier does business with over 4,500 customers, and as Billy mentioned, only one retailer represents more than 10% of total revenue. In addition, Glacier brings a breadth of retail channel diversity as you can see on the bottom half of the slide. Many of these are channels such as convenience and dollar, which we did not play in previously.

Related to diversification, as you can see on Slide 17, this acquisition also increases the predictability of our revenue. Today, Primo is made up of three retail businesses: dispensers, exchange and refill. Moving forward, the high-margin water businesses will now make up 86% of our sales.

Moving lower in the slide, from a location standpoint, this deal will nearly double the amount of locations we have to 46,000 and put our combined brands within reach of nearly every US and Canadian household.

In summary, this overall diversification reduces retailer concentration, smooths our revenue while making it more predictable, and adds value to our enterprise.

Next, as we transition to the synergy aspects of that acquisition, as you can see on Slide 18, there are four main areas of opportunity: service network, shared services, equipment manufacturing and refurbishment, and finally, purchasing. We expect to generate $6 million to $7 million in annual synergies that will be fully realized over 36 months.

First, both companies currently have the cost of operating national service networks, which by combining will provide significant efficiencies and cost savings. Second, we see opportunities to combine the best practices of shared services over time. Third, today Glacier manufacturers refurbishes and maintains all of their machines in house while Primo outsources these processes. This combination will provide opportunities to realize efficiencies and cost savings. Lastly, the purchasing power of our combined companies are expected to drive additional savings over the next several years. We believe this combination will create an optimized operating structure leveraging the best practices from both companies while at the same time delivering value to our shareholders.

Next, if you turn to Slide 19, this transaction offers cross-selling opportunities. As we compared the retail locations between Primo and Glacier, there is very little overlap and we believe there is an opportunity to expand the portfolio per location.

Lastly, as you can see on Slide 20, over the past several years we have been very successful in deleveraging the business. With Adjusted EBITDA of $45.4 million on a pro forma basis as of June 2016, we believe we can de-lever the combined business very rapidly. Mark will discuss this in more detail later.

All-in we are very excited about all the benefits this combination offers and look forward to having the Glacier team join Primo. Upon closing, we will be transitioning our current refill operations to the Glacier team, and with that Brian McInerney, current CEO of Glacier, will be joining Primo to lead our Refill division and become a part of our senior management team, overseeing the broader business.

On that note, we have always been impressed with the Glacier team and have been increasingly so as we learn more about them through the due diligence process.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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I’d like to now turn the call over to Mark to walk through the transactional review.

Mark Castaneda:

Thanks, Matt. Moving on to Slide 22, I’ll review the transaction highlights.

As previously discussed, this transaction doubles our top line, operating income and Adjusted EBITDA on a pro forma basis while the new Glacier shareholders represent less than 10% of our diluted share count. I want to emphasize that outside the shares issued to Glacier, we are not raising additional equity to complete this transaction.

The total transaction value of approximately $263 million will be comprised of four parts. First, approximately $86 million for the Glacier equity which will be mix of $50 million in cash and $36 million in Primo common stock before the reduction for certain seller transaction expenses; second, five-year warrants to produce 2 million shares of Primo common stock at an exercise price of $11.88 per share; third, approximately $96 million consisting of the extinguishment of debt and the purchase of the existing Glacier minority interest; and finally, the assumption of $81 million of trust preferred securities that have favorable terms of which I’ll provide more details shortly.

This transaction represents an approximate multiple of 10.8 times on Glacier’s Adjusted EBITDA on a TTM basis and an approximate multiple of 8.5 times on a synergy-adjusted basis. These multiples compare favorably to Primo’s current multiple of 15.6 times trailing Adjusted EBITDA.

For the transaction, the consideration is a combination of Primo common stock, a fully-committed $196 million credit facility from Goldman Sachs Bank and the assumption of Glacier’s preferred trust securities.

The pro forma senior leverage ratio on closing is expected to be about 4 times. As Matt mentioned, we have the proven ability to de-lever with our growing cash flow from operations.

Going forward, we will prioritize paying this debt through the increased cash flow of the combined businesses and expect the senior leverage ratio to be below 3 turns of Adjusted EBITDA by the end of 2018.

Providing a little more detail on the trust preferred, these securities carry an interest rate of 9.1% and are due in 2028. These instruments allow the company to suspend and accrue interest payments for up to five years, which provides flexibility in managing cash flow.

Looking into the details of the $196 million commitment from Goldman Sachs, the senior credit facility will consist of a five-year revolver and term loan with minimal amortization requirements. The interest rate will be grid-based starting at LIBOR plus 550 basis points that reduces to 400 basis points upon achieving certain leverage ratios.

As it relates to timing, we believe the transaction will close prior to year end, subject to customary closing conditions. As we know more about the timing, we’ll be scheduling an analyst call to review the financial projections of the combined businesses for 2017 and beyond.

Turning now to Slide 23, this slide summarizes the funding sources and the equity ownership profile. Glacier shareholders will own less than 10% of the Primo common shares after the transaction. The Primo stock was an important part of the consideration mix for Glacier shareholders as they have a strong belief in the future value creation opportunities of the combined company.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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In summary, we believe that this transaction will create shareholder value as we integrate the businesses and deleverage. Over time, as we act upon the full scope of our strategic rationale, and with the integration behind us, we believe there will be additional upside to the acquisition not contemplated in these estimates today.

With that, I will turn the call back over to Billy for some closing comments before we open the call for your questions.

Billy D. Prim:

Thank you. As you can see from this morning’s call, we are extremely excited about this acquisition. It fits perfectly within our core business and long-term strategy and complements our existing refill business, allowing us to drive market leadership in each business we operate. Together with Glacier Water, we will be the market leader in bulk water at retail.

The combined brands have many years of recognitions by consumers at retail today and we look to drive further execution of our core strategies after we close this transaction.

Primo and Glacier locations will be within minutes of nearly every home throughout the US and Canada and providing a trusted source of high quality water. We remain well positioned with the right product offering that’s on-trend and resonating with consumers as they seek healthier beverages and safe quality drinking water.

To close, while we are confident of the strategic and financial rationale behind this acquisition, we are even more pleased with the cultural fit of the two companies. We look forward to delivering on our integration goals and driving value creation for all stakeholders.

With that, I will now ask the Operator to open up the call for your questions. Operator?

Operator:

Thank you. At this time we will be conducting a question-and-answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment, please, while we poll for questions.

Our first question comes from the line of Mike Grondahl with Northland Securities. Please proceed with your question.

Mike Grondahl:

Good morning guys and congratulations. The first question is just could you talk a little bit about the cross-sell opportunities? Is that primarily getting the full suite into more of the combined locations?

Billy D. Prim:

Thanks, Mike. Mike, I’ll let you answer that.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Matt Sheehan:

Mike, great question, and you’re exactly right. The way we look at it is we have a portfolio opportunity per store and this really allows us to extend that portfolio opportunity per door that we do have; you’re right on the money.

Mike Grondahl:

Do you have to wait for a contract to expire to begin to pursue that or can you start talking to key retailers right away?

Matt Sheehan:

I think we’re likely going to wait until close to start that but we may be able to accelerate a little bit of those on an informal basis but likely we’re going to wait until close to have any official conversations.

Mike Grondahl:

Got it. My second question was just Glacier appeared to be growing a little bit slower. How do you guys think about the pro forma company kind of growth rate and margin profile?

Mark Castaneda:

This is Mark. On the combined basis, Glacier in the past has been somewhat starved for capital. It didn’t have growth capital available. We will be focusing on deleveraging first but we will continue to grow the business, so I’m going to say we are going to grow but not probably at the same rates that we’ve been growing in the past.

Mike Grondahl:

Got it. Okay, thank you.

Operator:

Thank you. Our next question comes from the line of Matt Blazei with Lake Street Capital Markets. Please proceed with your question.

Matt Blazei:

I’m going to follow up on the previous question, Mark. Obviously their profitability is very similar to yours today, but clearly you guys had expectations of improving your profitability in the coming years. Does this change that at all in terms of your ability to sort of ramp your EBITDA margins over time?

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Mark Castaneda:

No. We do believe our EBITDA margins will continue to increase. In addition, when I talked about growth, that’s only for new store investment. We will continue to get same store growth, so we do expect to have strong growth going forward on the same store basis, and improve margins, but we will probably spend less on growth capital.

Matt Blazei:

Going back to that same store question then, do you have any idea—I mean it looks like the same store sort of metrics at Glacier might be significantly lower than what your current same store numbers are in the water business. How is that going to affect the overall metrics going forward?

Mark Castaneda:

We’ll have that analyst call to review all those numbers going forward, but you’re right; historically, Glacier’s numbers have been—I think were on a 2% to 3% same store growth rates when ours on the exchange side were in the 9%. That won’t be affected but we will put the businesses together and have a combined growth rate that will be slightly lower than our overall average historically.

Matt Blazei:

Got it. Thank you.

Operator:

Thank you. Our next question comes from the line of Kara Anderson with B. Riley & Company. Please proceed with your question.

Kara Anderson:

Good morning. I’m just wondering if there are any regulatory hurdles you have to cross for this to successfully close.

Billy D. Prim:

Kara, thanks. At this point our attorneys tell us that we do not have to file with HSR so we’ll be filing an S-4 that we’ll see if it is reviewed or not. That will tell us a lot about the timing of the transaction, but we don’t expect any regulatory hurdles in closing the acquisition.

Kara Anderson:

Okay. Then just shifting gears, I’m not sure if I missed this but will you be maintaining the Glacier brand?

Billy D. Prim:

We have discussed that some internally and our belief is that we have two great brands out there that consumers recognize and have been used to shopping at their different stores, and we will continue with those two great brands for the foreseeable future unless we see a reason to change.

Kara Anderson:

Great. That’s it for me. Thanks.

Operator:

Thank you. Our next question comes from the line of Mike Petusky with Barrington Research. Please proceed with your question.

Mike Petusky:

Good morning guys. Congratulations. I guess one question I have, in terms of the synergies, obviously you laid out that those will take some time to come in but just in terms of the four areas that you listed, is a chunk—can you describe kind of a quantification of where you see the 6 to 7 coming from in those four areas and then, you know, if you feel like there’s some meaningful potential upside on that side of it, on the cost synergy side of it and etc.?

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Mark Castaneda:

Mike, this is Mark. We haven’t finalized our plans on the synergies, however we will have analyst call after we close the transaction. We do believe there is upside to those synergy numbers but those are the numbers we feel very confident on achieving.

Mike Petusky:

Okay. Just in terms of how those would come in, I mean would it be fair to say they’ll come in fairly equally over 36-month period, or is there anything more you can say there?

Mark Castaneda:

Until we have the analyst call and finalize our plans I’m really not ready to give the timing.

Mike Petusky:

Okay, all right. Then I guess obviously the sale synergies are—potential sale synergies are not included in the 6 to 7, correct?

Mark Castaneda:

That is correct.

Mike Petusky:

Are there areas that you—I’m not holding you to it but areas that you’ve contemplated in terms of the sale synergies this is the low-hanging fruit? Us taking exchange to these types of locations or those or us taking refill to these types of locations? Are there really some kind of low-hanging fruit that you guys contemplate on the sale synergies side?

Billy D. Prim:

Matt, why don’t you comment on the cross-selling there?

Matt Sheehan:

Yes, I think to Mike’s earlier point, I think we’re still working along those details so we haven’t necessarily prioritized anything but what we do see, to my earlier comments, is that we do believe we can extend the portfolio within a host of our stores where either today they only have a Glacier outdoor machine or they only have exchange. We’re going to be working on that hard over the next couple of months to identify where those opportunities are.

Mike Petusky:

Let me make an attempt at pressing you a little bit. Are there some chunks of business that you just say, “Hey, these are, you know, maybe not lay-ups but these are areas that we would attack first,” even if you don’t want to identify them? Are there chunks of business where you say, “Hey, we have a real opportunity here or here,” or whatever?

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Matt Sheehan:

Again, we’re still learning but given the sheer number of locations they do have across the channels there is opportunities in grocery, for instance, but there’s opportunities across the board so, again, we’ll be more specific about that as we certainly dig in and learn more.

Mike Petusky:

Okay. I didn’t catch it if you guys mentioned it. How long then have the two companies been talking?

Billy D. Prim:

Mike, we’ve been talking … We know each other well. We’ve been competitors for a long time but I think the last six months the negotiations have been fairly consistent until we reached a deal.

Mike Petusky:

Got you. All right. Guys, thanks again and congratulations.

Billy D. Prim:

Thank you.

Operator:

Thank you. There are no further questions at this time. I would like to turn the call back over to Management for any closing remarks.

Billy D. Prim:

Thank you. Again, I’d like to thank everyone for their time this morning. It is our plan to have an analyst call shortly after the close of the transaction to provide more details. We appreciate your interest in Primo and hope you have a great day.

Operator:

Thank you. This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation and have a wonderful day.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Additional Information and Where to Find It

This document relates to Primo’s proposed acquisition of Glacier Water Services, Inc. In connection with the proposed transaction, Primo intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a consent solicitation statement of Glacier and a prospectus of Primo. The final consent solicitation statement/prospectus will be delivered to the stockholders of Glacier. This document is not a substitute for the registration statement, definitive consent solicitation statement/prospectus or any other documents that may be filed with the SEC or sent to stockholders in connection with the proposed transaction. STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Stockholders will be able to obtain copies of the consent solicitation statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Primo will be made available free of charge on Primo’s website at www.primowater.com. Investors and shareholders may also read and copy any materials filed with the SEC by the Company at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or visit the SEC’s website.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are not based on historical fact and are "forward-looking statements" within the meaning of the applicable securities laws and regulations. These statements include the expected completion of the acquisition of Glacier Water Services, Inc., the time frame in which the acquisition will occur, the completion of the transaction on the terms proposed, the financing of the transaction on the terms currently anticipated, the expected benefits to Primo Water Corporation (the “Company”) from completing the acquisition, pro forma financial results for the combined companies, and the combined company’s ability to repay debt and reduce leverage. These statements can otherwise be identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "forecast," "intend," "may," "plan," "potential," "project," "should," "would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are subject to a number of risks and uncertainties.

Factors that could cause actual results to differ include, among other things, the possibility that conditions to the closing of the merger may not be satisfied, the possibility that we may not be able to close the financing necessary to complete the acquisition, the potential impact on the business of the Company or Glacier Water Services, Inc. due to the announcement of the transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement, difficulties with the successful integration and realization of the anticipated benefits from the proposed acquisition, the possibility that the Company’s stock price may be affected after the acquisition by factors different than those currently affecting the Company’s stock price, the incurrence of costs related to the acquisition, changes to the Company’s board of directors and management in connection with the acquisition, the impact of the loss or non-retention of certain key personnel during the pendency of the acquisition or thereafter, the termination or renegotiation of agreements with customers, suppliers and other business partners in connection with the acquisition, the possibility that the acquisition may trigger certain change-of-control provisions in agreements with third parties, the possibility that the Company’s financial results following the acquisition may differ materially from the unaudited pro forma financial statements that have been or will be made available, any possible adverse impacts related to the implementation and integration of proper and effective internal controls in the combined company following the acquisition, general economic conditions the possible adverse impacts that decreased discretionary consumer and corporate spending may have on the Company’s business, the possible adverse impacts of currently pending or future litigation proceedings and the Company's need for additional capital following the acquisition.

Owing to the uncertainties inherent in forward-looking statements, actual results could differ materially and adversely from those stated herein.

There are a number of other factors that could cause actual results to differ materially and adversely from those in the forward-looking statements contained in this document that include, but are not limited to, adverse changes in the Company's relationships with its independent bottlers, distributors and suppliers, the loss of major retail customers of the Company or the reduction in volume or change in timing of purchases by major retail customers, lower than anticipated consumer and retailer acceptance of and demand for the Company's products and services, the entry of a competitor with greater resources into the marketplace, competition and other business conditions in the water and water dispenser industries in general, the Company’s experiencing product liability, product recall or higher than anticipated rates of sales returns associated with product quality or safety issues, the loss of key Company personnel, changes in the regulatory framework governing the Company's business, the Company's inability to efficiently expand operations and capacity to meet growth, the Company's inability to develop, introduce and produce new product offerings within the anticipated timeframe or at all, the Company’s inability to comply with its covenants in its credit facility, significant liabilities or costs associated with litigation or other legal proceedings, as well as other risks described more fully in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K filed on March 9, 2016 and its subsequent filings under the Securities Exchange Act of 1934. Forward-looking statements reflect management's analysis as of the date of this document. The Company does not undertake to revise these statements to reflect subsequent developments, other than in its regular, quarterly earnings releases or as otherwise required by applicable securities laws.

Participants in Solicitation

Primo, Glacier and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about the directors and executive officers of Primo is set forth in the proxy statement for Primo’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2016. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.